DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR May 20, 2005

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                        DynaMotive Energy Systems Corporation
                           Suite 230 - 1700 West 75th Avenue
                        Vancouver, British Columbia, V6P 6G2
                 Telephone No.: (604) 267-6013  Fax No.: (604) 267-6005

                 NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Take Notice that the annual and special meeting (the "Meeting") of Shareholders of DynaMotive Energy Systems Corporation (the "Company") will be held at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, on June 27, 2005 at 2:00 p.m., local time, for the following purposes:

A.  Annual Meeting Matters

1. To receive the report of the directors of the Company, the audited financial statements of the Company for its fiscal period ended December 31, 2004 and the report of the auditor thereon.

2.  To fix the number of directors of the Company at 6.

3.  To elect directors of the Company for the ensuing year.

4. To appoint auditors of the Company for the ensuing year and to authorize the directors to fix the auditors' remuneration.

B.  Special Meeting Matters

1. Pre-Existing Company Provisions - To approve a special resolution to remove the pre-existing company provisions.

2. Adoption of New Articles - To approve a special resolution to adopt a new form of Articles in accordance with the Business Corporations Act
   (British Columbia).

C.  Other Matters

1. To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof. Management is not aware of any other matters which are expected to come before the Meeting.

An Information Circular and a copy of the Annual Report for the year ended December 31, 2004 accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting. The Annual Report includes the audited financial statements of the Company for the year ended December 31, 2004, report of the auditor and the related management discussion and analysis.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

Dated at Vancouver, British Columbia, this 19th day of May, 2005.
BY ORDER OF THE BOARD


/s/  Robert Andrew Kingston
-------------------------------------
Robert Andrew Kingston
President and Chief Executive Officer

                       DynaMotive Energy Systems Corporation
                         Suite 230 - 1700 West 75th Avenue
                      Vancouver, British Columbia, V6P 6G2
                 Telephone No.: (604) 267-6013  Fax No.: (604) 267-6005

                                INFORMATION CIRCULAR
                                 as at April 30, 2005

This Information Circular is furnished in connection with the solicitation of proxies by the management of DynaMotive Energy Systems Corporation (the "Company") for use at the annual and special meeting (the "Meeting") of its shareholders to be held on June 27, 2005 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to DynaMotive Energy Systems Corporation. "Shares" means common shares in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

                            GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

  (a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

  (b)  any amendment to or variation of any matter identified therein, and

  (c)  any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

If you are a registered shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a proxy, you must complete, date and sign the Proxy, and then return it to the Company's transfer agent, Computershare Trust Company of Canada, by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Shares).

If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP's instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. If you receive a voting instruction form from ADP, you cannot use it to vote Shares directly at the Meeting - the voting instruction form must be completed and returned to ADP, in accordance with its instructions, well in advance of the Meeting in order to have the Shares voted.

Although, as a Beneficial Shareholder, you may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Trust Company of Canada or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b) personally attending the Meeting and voting the registered shareholder's Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

      INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as set out herein.

          VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed May 12, 2005 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of April 30, 2005, there were 104,663,130 Shares without par value issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Shares. The Company is also authorized to issue an unlimited number of Class "A" Preferred voting shares. There are no Class "A" Preferred voting shares issued and outstanding as at April 30, 2005.

To the knowledge of the directors and executive officers of the Company, no persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company as at April 30, 2005

                       VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein except the special resolutions to remove the pre-existing company provisions and to adopt new Articles for the Company. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

                              ELECTION OF DIRECTORS

The size of the board of directors of the Company is currently determined at six. The board proposes that the number of directors remain at six. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at six.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at April 30, 2005.



|================================================================================|
|                                  |                   |                         |
|Name of Nominee;                  |Period as a        | Shares Beneficially     |
|Current Position with the Company |Director of the    | Owned or Controlled(1)  |
|and Province or State and Country |Company            |                         |
|of Residence                      |                   |                         |
|================================================================================|
|Richard Chen-Hsing Lin            |Since 1992         | 2,184,169 (2)           |
|Chairman, President, Operations-  |                   |                         |
|China and Director                |                   |                         |
|British Columbia, Canada          |                   |                         |
|--------------------------------------------------------------------------------|
|Robert Andrew Kingston            |Since 1999         |   830,853 (3)           |
|President, Chief Executive        |                   |                         |
|Officer and Director              |                   |                         |
|Vancouver, British Columbia       |                   |                         |
|--------------------------------------------------------------------------------|
|Curtin Winsor, Jr., Ph.D          |Since 1996         |   255,236 (4)           |
|Director                          |                   |                         |
|Virginia, USA                     |                   |                         |
|------------------------------------------------------------------------ -------|
|Shing-Cheng Hong                  |Since 1997         |    50,369 (5)           |
|Director                          |                   |                         |
|Taipei, Taiwan                    |                   |                         |
|--------------------------------------------------------------------------------|
|Chih-Lin Chu                      |Since 2001         |     6,194 (6)           |
|Director                          |                   |                         |
|Shanghai, China                   |                   |                         |
|--------------------------------------------------------------------------------|
|Desmond Radlein, Ph.D.            |1997-2002 and      |    44,563 (7)           |
|Director                          |2003 to present    |                         |
|Ontario, Canada                   |                   |                         |
|================================================================================|


Notes:

(1) The information as to Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2) 1,567,202 of these Shares are held in the name of Cantai Property Ltd., a company controlled by Richard Chen-Hsing Lin of which 60,000 Common Shares are held in escrow subject to the Company's attainment of certain performance criteria; 172,912 Common Shares are held by Neoventi Technology Corporation over which Shares Mr. Lin has voting and disposition powers. Mr. Lin also holds options to purchase up to 2,655,660 Shares: 1,000,000 Shares at an exercise price of $0.45, expiring on July 31, 2009; 750,000 shares at an exercise price of $0.50, expiring on April 28, 2012; 300,000 Shares at an exercise price of $0.23, expiring on August 30, 2013; 605,660 Shares at an exercise price of $0.20, expiring on March 31, 2014, and warrants to purchase 946,332 Shares at exercise prices ranging from $0.20 to $0.50 expiring between May 06, 2006 and August 31, 2008 .

(3) These Shares are held in the name of Cape Fear Ltd., a UK company whereby Robert Andrew Kingston serves as a director. Mr. Kingston also holds options to purchase up to 5,382,649 Shares: 1,000,000 Shares at an exercise price of $0.45, expiring on July 31, 2009; 775,000 shares at an exercise price of $0.50, expiring on February 23, 2012; 300,000 Shares at an exercise price of $0.23, expiring on December 22, 2013; 2,400,000 Shares at an exercise price of $0.22, expiring on December 22, 2013; 907,649 Shares at an exercise price of $0.20, expiring on March 14, 2014, and warrants to purchase 758,062 Shares at exercise prices ranging from $0.40 to $0.56, expiring between April 01, 2006 and April 16, 2007.

(4) Curtin Winsor also holds options to purchase up to 63,000 Shares: 24,000 shares at an exercise price of $0.90, expiring on December 10, 2006; options to purchase 15,000 shares at an exercise price of $0.45, expiring on August 05, 2008 and 24,000 shares at an exercise price of $0.33, expiring on December 22, 2008.

(5)  Shing-Cheng Hong also holds options to purchase up to 55,000 Shares:
     16,000 shares at an exercise price of $0.90, expiring on December 10, 2006; 23,000 shares at an exercise price of $0.45, expiring on August 05, 2008 and 16,000 shares at an exercise price of $0.33, expiring on December 22, 2008.

(6) Chih-Lin Chu also holds options to purchase up to 47,000 Shares: 16,000 shares at an exercise price of $0.90, expiring on December 10, 2006; 15,000 shares at an exercise price of $0.45, expiring on August 05, 2008 and 16,000 shares at an exercise price of $0.33, expiring on December 22, 2008.

(7)  Desmond Radlein also holds options to purchase up to 67,000 Shares:
     20,000 shares at an exercise price of $0.90, expiring on December 10, 2006; 23,000 shares at an exercise price of $0.45, expiring on August 05, 2008 and 24,000 shares at an exercise price of $0.33, expiring on December 22, 2008.

The Directors and Officers beneficially own or effectively control as a group a total of 3,529,839 shares which represent 3.37% of the total issued and outstanding shares of the Company.

The Directors and Senior Management hold a total of 10,040,684 options. 5,233,684 options are exercisable between $0.20 and $0.33 each; 4,531,000 are exercisable between $0.45 and $0.50 each; and 276,000 options are exercisable between $0.90 and $1.50 each. 7,409,684 unexercised options were in the money based on the average trading price of $0.48 per Common share as listed on the OTC BB as at April 30, 2005.

The information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

Richard Chen-Hsing Lin. Mr. Lin has been a Director of the Company since 1992 and Chairman of the Company since May of 1995. He is the past President of the Taiwan Chamber of Commerce in Canada. Mr. Lin is also co-founder, Vice President and Secretary of Neoventi Technology Corporation since 1991 and Neoventi Investment Corporation since 1992, and has been a Director of Concert Industries Ltd. since December 1992. Mr. Lin was also President of the Taiwan Chamber of Commerce in B.C., and Vice President of R.C.A. Taiwan.

Robert Andrew Kingston. Mr. Kingston was appointed President and CEO in April 1999. Mr. Kingston has held senior positions in multi-national oil companies, property and investment corporations and financial institutions in Europe, the USA and South America. From 1996 to 1999, Mr. Kingston was advisor to public and private companies in the U.S. Canada and the U.K. From 1995 to 1996, Mr. Kingston was senior advisor to the Chairman of Rotch Property Group Ltd., a UK property investment and development company with assets in excess of US $7 billion. From 1992 to 1995, Mr. Kingston was a financial advisor on corporate restructuring for Interpetrol S.A., a South American oil trading company that at the time was partly owned by the Argentine National Oil Company (NYSE: YPF). He held a number of positions with the Gatoil Group of Companies from 1986 to 1990,: a fully integrated, privately owned oil conglomerate, including Managing Director of Gatoil Services (UK) Limited and Financial Vice President of Gatoil Enterprises Inc. (USA). He also worked for Price Waterhouse & Co. and Ducilo S.A., a subsidiary to E.1. DuPont de Nemours & Co.

Curtin Winsor, Jr., Ph.D. Dr. Winsor has been a Director of the Company since June 1996. He received his MA and Ph.D. in Latin American Area Studies and History of Diplomacy from the School of International Service of American University in 1979. He served at the Department of State's Office of Congressional Relations until 1971. Dr. Winsor became Special Assistant to Senator Bob Dole, Chairman of the Republican National Committee, from June 1971 to May 1973. Moving to the private sector, he served as Manager for International Affairs at the Washington office of Chase Manhattan Bank from 1973 to 1979. He helped to found the Alliance for Free Enterprise in 1979 and served as its Deputy Director until 1983. Dr. Winsor served as US Ambassador to Costa Rica from 1983 to 1985. He continued to serve as Consultant on Central America to the Under Secretary of Defense from 1985 to 1987. Dr. Winsor is a Governor of the Donner Canadian Foundation of Toronto, and a

Trustee of the Pan-American Development Foundation (of the Organization of American States) in Washington, DC. He has been the owner of the American Chemical Services Company of Marmet, WV, which provides chemical blending, storage and distribution services for larger chemical companies servicing the coal industry for more than the past five years.

Shing-Cheng Hong. Mr. Hong became a Director of the Company in December 1997. With 40 years of industrial background, Mr. Hong led a 42-member management team of Hotung Venture Capital Corp. where he served as its President since 1987. Hotung is the leading venture capital group in Taiwan and currently manages total funds of US$7 billion. Thirty-three additional venture capital funds were also established under his leadership; including Daitung VC; Yuantung VC; Litung VC; Futung VC and Wantung VC. Mr. Hong retired in 2001 from Hotung and now serves as Chairman of Giga Venture Partners & Co.

Chih-Lin Chu. Mr. Chu became a Director of the Company in June 2001. He is currently President of Hong Kong based China Development and Investment Holdings Ltd. From 2000 to 2004, Mr. Chu was General Manager for Business Development at China Strategic Holdings Limited (CSH). CSH is a public company listed on the Hong Kong Exchange with investments in energy, tire manufacturing, breweries, auto parts as well as information technology and e-commerce related projects. From 1999 to 2000, Mr. Chu was Vice Chairman and President, China Operation for Tricom Holdings Limited, also a public company in Hong Kong with a focus on telecommunication products. Since 1994, Mr. Chu has been involved in business development and government relationship in China for various companies including Cathay Pacific Airline O.B.C. G.S.A., Shanghai E&T Wako Express Co. Ltd and Shanghai Tricom Limited. Mr. Chu received his MBA from the China Europe International Business School in China.

Desmond Radlein, Ph.D. Dr. Radlein became a Director of the Company in December 1997, retired in August 2002 and was re-appointed in August 2003. Dr. Radlein has been the President of RTI - Resource Transforms International, Ltd., an R&D company specializing in pyrolysis technology and applications, since 1994. Dr. Radlein received a B.Sc: in Chemistry (1986) from the Alcan Scholar University of the West Indies in Jamaica and M.Sc. in Theoretical Chemistry (1970) from the University of Calgary in Alberta. He received his Ph.D. from the University of Cambridge, England (1975) in Physical Chemistry. He was a member of the Board of the Waterloo Region Community Legal Services from 1994 to 1995. Dr. Radlein was also an Associate Research Professor at the Chemical Engineering Department of the University of Waterloo from 1987 to 1994. He is an inventor or co-inventor of 10 patents on pyrolysis and petroleum processing and has also authored over 20 publications in various scientific journals. Some of his research activities include: pyrolytic production of fermentable sugars, fundamental studies on biomass pyrolysis mechanisms, catalytic hydropyrolysis for hydrocarbon production and catalyst development for gasification.


                                   COMMITTEES

The Company maintains standing Executive, Compensation and Audit Committees. The Executive Committee is comprised of Dr. Desmond Radlein, Messrs. R. Andrew Kingston and Richard Chen-Hsing Lin. The purpose of the Committee is to act on behalf of the Board to provide direction to management and to authorize and approve expenditures in excess of the authority delegated by the Board to management, with such approvals to be ratified by the Board at the next regular scheduled Meeting.

The Company's Audit and Corporate Governance Committee, whose members include Mr. Shing-Cheng Hong, Drs. Curtin Winsor, Jr. and Desmond Radlein, reviews the financial reporting process of the Company on behalf of the Board by reviewing the independence of the Company's independent auditors, the adequacy of internal controls, the quality of financial reporting, and accounting estimates involving the use of significant management judgment.

The Compensation Committee of the Board of Directors makes recommendations to the Board of Directors on compensation issues, including (i) salary levels for officers; (ii) executive compensation plans; (iii) the review of employee benefit programs; (iv) the review of proposed compensation plans applicable to the Company's officers and employees; and (v) the administration of the Company's stock option plans as authorized by the Board. The Committee is comprised of Drs. Desmond Radlein and Curtin Winsor, Jr. and Mr. Richard Chen-Hsing Lin.

                           APPOINTMENT OF AUDITOR

BDO Dunwoody LLP, Chartered Accountants, Suite 600, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2 will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors. BDO Dunwoody LLP was first appointed auditor of the Company by the shareholders on June 18, 2004.

                            COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section "Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Richard Chen-Hsing Lin, Chairman of the Board, Robert Andrew Kingston, President and Chief Executive Officer, Brian Richardson, Chief Financial Officer and Warren Johnson, Chief Technology Officer, whose contract terminated January 31, 2005, are each a "Named Executive Officers" of the Company for the purposes of the following disclosure. The Company has written agreements with its "Named Executive Officers". Termination plans or arrangements in respect of compensation to be received by the above named executive officers are disclosed with the details of the executive officer's contracts below.

Pursuant to a Consulting Agreement that commenced July 1, 2003 until July 31, 2004 with Cantai Property Ltd. ("Cantai"), a company controlled by Richard Chen-Hsing Lin, the Company paid Cantai $63,412 for the services of Mr. Lin during the period. Subsequent to this agreement, Mr. Lin signed a new employment agreement with the Company commencing August 1, 2004 for a period of five years. Under the new agreement, the Company pays a monthly gross salary of $14,405 to Mr. Lin for his services as President, Operations-China, plus reimbursement of out-of-pocket expenses. For the year ended December 31, 2004, the Company paid Mr. Lin a total of $30,714 in cash with the balance of his salary deferred as at yearend. Mr. Lin can also earn a minimum bonus of 25% of his base compensation and up to 75% bonus provided certain milestones are achieved. Mr. Lin will also be entitled to receive a plant tonnage bonus of up to 700 shares per tonne of plant capacity contracted. In the event that Mr. Lin's agreement is terminated by the Company, the terms of the agreement shall remain in force.

Pursuant to an Employment Agreement commencing August 1, 2004 until July 31, 2009 with R. Andrew Kingston, the Company pays a monthly gross salary of $22,408 plus rate of inflation as published by Statistics Canada, determined in July of each year during the term of agreement, for the services of Mr. Kingston as President and Chief Executive Officer, plus reimbursement of out-of-pocket expenses. For the year ended December 31, 2004, the Company paid Mr. Kingston a total of $162,354 in cash with the balance of his salary deferred as at yearend. Mr. Kingston can also earn a minimum bonus of 25% of his base compensation and up to 75% bonus provided certain milestones are achieved. Mr. Kingston will also be entitled to receive a plant tonnage bonus of up to 1,000 shares per tonne of plant capacity contracted. In the event that Mr. Kingston's agreement is terminated by the Company, the terms of the agreement shall remain in force.

Mr. Brian Richardson joined the Company in January 2003 and was appointed as Chief Financial Officer ("CFO") of the Company in August 2003. Pursuant to his employment agreement, which terminates in July 2006, Mr. Richardson is paid a monthly gross salary of $10,084 as CFO of the Company plus reimbursement of out-of-pocket expenses. For the year ended December 31, 2004, the Company paid Mr. Richardson a total gross amount of $121,007. Mr. Richardson will be eligible to receive a discretionary bonus of up to 50% of his base compensation provided certain milestones are achieved. Mr.

Richardson will also receive an amount equal to six months notice in the event that his contract is terminated by the Company.

Mr. Warren Johnson joined the Company in 1999 and was appointed Chief Technology Officer in June 2001. Pursuant to an employment contract, which terminated January 2005, Mr. Johnson was paid a monthly gross salary of $10,084 plus reimbursement of out-of-pocket expenses. For the year ended December 31, 2004, the Company paid Mr. Johnson a total gross amount of $121,007. Mr. Johnson was eligible for a discretionary bonus of up to 50% of his base compensation if certain milestones were achieved.

The compensation paid or payable to the Named Executive Officers during the Company's three most recently completed financial years, is as set out below:

                          Summary Compensation Table


|=============================================================================|
|                          SUMMARY COMPENSATION TABLE                         |
|=============================================================================|
|                |      |Annual Compensation       |Long Term Compensation    |
| ----------------------------------------------------------------------------|
|                |      |        |        |        |                          |
|                |      |        |        |        |Awards                    |
|                |      |        |        |        |--------------------------|
|                |      |        |        |        |            |             |
|                |      |        |        |Other   |            |Restricted   |
|                |      |        |        |Annual  |Securities  |Shares or    |
|Name and        |      |        |        |Compen- |Under       |Restricted   |
|Principal       |      |Salary  |Bonus   |sation  |Options     |Share Units  |
|Position        |Year  |($)     |($)     |($)     |Granted (#) |($)          |
|-----------------------------------------------------------------------------|
|Richard Lin     |2004  |172,864 |86,432  |  -0-   |1,000,000   |  -0-        |
|Chairman of the |------|--------|--------|--------|------------|-------------|
|Board and       |2003  |160,600 | 6,692  |  -0-   |  300,000   |  -0-        |
|President,      |------|--------|--------|--------|------------|-------------|
|Operations -    |2002  |143,280 |  -0-   |  -0-   |  100,000   |  -0-        |
|China           |      |        |        |        |            |             |
|-----------------------------------------------------------------------------|
|Robert Andrew   |2004  |268,900 |134,450 |  -0-   |1,000,000   |  -0-        |
|Kingston,       |------------------------------------------------------------|
|President and   |2003  |233,413 |  9,702 |  -0-   |2,700,000   |  -0-        |
|Chief Executive |------------------------------------------------------------|
|Officer         |2002  |222,916 |  -0-   |28,656  |  200,000   |  -0-        |
|-----------------------------------------------------------------------------|
|Brian           |2004  |121,005 |  -0-   |  -0-   |  200,000   |  -0-        |
|Richardson      |------------------------------------------------------------|
|Chief Financial |2003  | 77,268 |  4,461 |  -0-   |  340,000   |  -0-        |
|Officer         |------------------------------------------------------------|
|                |2002  |  -0-   |  -0-   |  -0-   |  -0-       |  -0-        |
|-----------------------------------------------------------------------------|
|Warren Johnson  |2004  |121,005 |  -0-   |  -0-   |  -0-       |  -0-        |
|Chief           |------------------------------------------------------------|
|Technology      |2003  |107,066 |  4,461 |  -0-   |  300,000   |  -0-        |
|Officer         |------------------------------------------------------------|
|                |2002  | 85,437 |  -0-   |  -0-   |   50,000   |  -0-        |
|=============================================================================|

Note:
*Except as otherwise noted, all compensation is disclosed in U.S. dollars based upon 2004's average exchange rate of $0.7683 per dollar (2003: $0.7138, 2002:
$0.6368, per dollar).

Mr. Johnson's employment contract terminated in January 31, 2005.

Long-Term Incentive Plan Awards

A long term incentive plan ("LTIP") is "a plan providing compensation intended to motivate performance over a period greater than one financial year" and does not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Stock Appreciation Rights

A stock appreciation right ("SAR") is a right to receive a payment of cash or an issue or transfer of Shares based wholly or in part on changes in the trading price of the Company's Shares.

No SARs were granted to, or exercised by, any Named Executive Officer or any directors during the most recently completed financial year.

Options

          Option Grants During the Most Recently Completed Financial Year

The Company granted stock options to the Named Executive Officers during the financial year ended December 31, 2004. There were no SAR's or warrants granted to the Named Executive Officers in 2004.

|===================================================================================|
|                |              |          |            |             |             |
|                |              |% of      |            |             |             |
|                |              |Total     |            |Market Value |             |
|                |              |Options   |            |of           |             |
|                |              |Granted   |            |Securities   |             |
|                |Securities    |to        |            |Underlying   |             |
|                |Under         |Employees |Exercise    |Options/SARs |             |
|                |Options       |in        |or Base     |on the Date  |             |
|                |Granted       |Financial |Price       |of Grant     |Expiration   |
|Name            |(#)           |Year      |($/Security)|($/Security) |Date         |
|-----------------------------------------------------------------------------------|
|Richard Lin     |  188,918 (2) | 5.57%    |$0.20       |$0.38        |03/14/2014   |
|                |  239,813 (2) | 7.07%    |$0.20       |$0.38        |03/14/2014   |
|                |1,000,000     |29.47%    |$0.45       |$0.41        |07/31/2014   |
|-----------------------------------------------------------------------------------|
|Andrew          |  273,899 (2) | 8.07%    |$0.20       |$0.38        |03/14/2014   |
|Kingston        |1,000,000     |29.47%    |$0.45       |$0.41        |07/31/2014   |
|-----------------------------------------------------------------------------------|
|Brian           |  128,067 (2) | 3.77%    |$0.20       |$0.38        |03/14/2006   |
|Richardson      |              |          |            |             |             |
|-----------------------------------------------------------------------------------|
|Warren Johnson  |   62,976 (2) | 1.86%    |$0.20       |$0.38        |03/14/2006   |
|===================================================================================|

Note:
(1) 30 days preceding the stock option grants, the Company's stock was trading at a high of $0.60 and a low of $0.30.

(2)  Options granted as a result of salary deferral for year 2003.

Aggregate Option/SAR Exercises During the Most Recently Completed Financial
            Year and Financial Year-End Option/SAR Values

|================================================================================|
|             |          |         |                     |                       |
|             |Securities|         |                     |                       |
|             |Acquired  |Aggregate|Unexercised Options  |Value of Unexercised in|
|             |on        |Value    |at FY-END (#)        |-the-Money Options at  |
|             |Exercise  |Realized |Exercisable /        |FY-End ($) Exercisable |
|Name         |(#)       |($)      |Unexercisable        |/ Unexercisable        |
|--------------------------------------------------------------------------------|
|Richard Lin  |0         |0        |2,355,660            |$218,335               |
|             |          |         |Exercisable          |Exercisable            |
|             |          |         |300,000              |$56,250                |
|             |          |         |Unexercisable        |Unexercisable          |
|--------------------------------------------------------------------------------|
|Andrew       |0         |0        |5,007,649            |$926,892               |
|Kingston     |          |         |Exercisable          |Exercisable            |
|             |          |         |375,000              |$56,250                |
|             |          |         |Unexercisable        |Unexercisable          |
|--------------------------------------------------------------------------------|
|Brian        |0         |0        |468,067              |$98,858                |
|Richardson   |          |         |Exercisable          |Exercisable            |
|             |          |         |Nil Unxercisable     |Nil Unexercisable      |
|--------------------------------------------------------------------------------|
|Warren       |0         |0        |137,500              |$25,000                |
|Johnson      |          |         |Exercisable          |Exercisable            |
|             |          |         |112,500              |$Nil                   |
|             |          |         |Unexercisable        |Unexercisable          |
|================================================================================|


Note:
(1) Based on $0.48 per Common share which is the closing price of the Company's shares as listed on the OTC BB as at December 31, 2004. All values are per intrinsic value.

No share options were repriced on behalf of the Named Executive Officers during the financial year ended December 31, 2004.

Compensation of Directors

In May 2004, the Board approved a new compensation plan as proposed by the Compensation Committee for non-management Board members and Committee chairs, as follows: a) annual retainer of $7,683, and $3,841 for Board members and Committee chairs respectively, payable in 50% cash and 50% in common stock priced at $0.60 per share for year 2004; b) 15,000 and 8,000 stock options for Board members, and Committee chairs, respectively; the term of the stock options is for four (4) years and priced at $0.45 per share for year 2004; c) Board and Committee meeting fees - $230 per meeting under two (2) hours and

$921 per meeting over two (2) hours, payable in 50% cash and 50% in common stock priced on the last trading day of the respective quarter at the lower of the price on such day or the average of the previous five trading days. Shares when issued with respect to these fees are restricted for a twelve-month period and subject to Rule 144 of the Securities Act of 1933. The Compensation Committee of the Board regularly reviews the appropriateness of Director's compensation. The directors are also reimbursed for out-of-pocket expenses such as reasonable traveling, hotel and other expenses incurred in and about the business of the Company.

The following directors received options in their capacity as a director during the financial year ended December 31, 2004:

       Option Grants During the Most Recently Completed Financial Year


|================================================================================|
|             |             |            |                     |                 |
|             |             |            |Market Value of      |                 |
|             |Securities   |Exercise    |Securities           |                 |
|             |Under        |or Base     |Underlying Options   |                 |
|Name of      |Options      |Price       |on the Date of Grant |                 |
|Director     |Granted (#)  |($/Security)|($/Security)         |Expiration Date  |
|--------------------------------------------------------------------------------|
|Chih-Lin Chu |15,000       |$0.45       |$0.54                |August 05, 2008  |
|             |Options      |            |                     |                 |
|--------------------------------------------------------------------------------|
|Shing-Cheng  |23,000       |$0.45       |$0.54                |August 05, 2008  |
|Hong         |Options      |            |                     |                 |
|--------------------------------------------------------------------------------|
|Desmond      |23,000       |$0.45       |$0.54                |August 05, 2008  |
|Radlein      |Options      |            |                     |                 |
|--------------------------------------------------------------------------------|
|Curtin       |15,000       |$0.45       |$0.54                |August 05, 2008  |
|Winsor       |Options      |            |                     |                 |
|================================================================================|


       SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has a Stock Option Plan (the "Plan"), enabling the Company to provide its directors, officers and employees with an opportunity to share in increases in the value of the Company's shares. The Plan is intended to attract and retain the services of directors, officers, employees and consultants to the Company for the benefit of the Company and its shareholders and to provide additional incentive for such directors, officers and employees to continue to work in the best interests of the Company and its shareholders through continuing ownership of its Common Stock. At April 30, 2005, 2,459,452 options were issuable under the Plan and 13,240,018 options were outstanding at exercise prices ranging from $0.20 to $1.50 per common share.

In December 1998 the directors of the Company approved the adoption of a stock appreciation rights plan (the "SAR Plan") under which the Company can grant SAR's to employees and directors of the Company entitling the holder to receive compensation from the Company based upon the difference in any appreciation in the market value of the Company's Shares of common stock from the bench mark date and current market price of when the SAR is granted by the Company. The SARs vest as the Company achieves stock values as defined in the SAR Plan. The Company has the sole exclusive election to pay the redemption price either in cash, in Shares, or in any combination of the cash and Shares equivalent to the aggregate value of the redemption price. There has been no grant of SARs for the last four years. As at December 31, 2004, 300,000 SARs were outstanding of which 200,000 have vested, having met the first and second vesting provisions of the SAR Plan.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2004.

Equity Compensation Plan Information


|===================================================================================|
|             |                    |                |                               |
|             |                    |                | Number of securities          |
|             |Number of securities|                | remaining available for future|
|             |to issued upon      |Weighted-average| issuance under equity         |
|             |exercise of         |exercise price  | compensation plans (excluding |
|             |outstanding options,|of outstanding  |securities reflected in column |
|             |warrants and rights |options,        |(a))                           |
|             |                    |warrants and    |                               |
|             |                    |rights          |                               |
|-----------------------------------------------------------------------------------|
|Plan Category|       (a)          |       (b)      |               (c)             |
|-----------------------------------------------------------------------------------|
|Equity       | 11,939,723 Options |     $0.38      |       2,029,747 Options       |
|compensation |                    |                |                               |
|plans        |                    |                |                               |
|approved by  |                    |                |                               |
|securityholders|                  |                |                               |
|-----------------------------------------------------------------------------------|
|Equity       |   300,000 SARS     |     $0.40      |            Nil                |
|compensation |                    |                |                               |
|plans        |                    |                |                               |
|not approved |                    |                |                               |
|by security- |                    |                |                               |
|holders (the |                    |                |                               |
|SAR Plan)    |                    |                |                               |
|-----------------------------------------------------------------------------------|
|   Total     |     12,239,723     |     $0.38      |         2,209,747             |
|===================================================================================|


              INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.


          INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2004, or has any interest in any material transaction in the current year other than as set out herein.

During the year ended December 31, 2004, the sum of $72,988 was advanced to a director of the Company in connection with the intended formation of a joint venture for jointly developing new uses of the Company's BioOil technology. As at the date hereof, the joint venture is still being structured and has not been formalized. These funds were used for research and development fees and for laboratory equipment.

                                   MANAGEMENT CONTRACTS

The business of the Company is managed by its directors and officers and the Company and has no executive management agreements with persons who are not officers or directors of the Company. The Company does retain consultants from time to time who may be responsible for investor awareness, financing sources, brokerage liaison and similar functions.

                  PARTICULARS OF MATTERS TO BE ACTED UPON

A.  Removal of Pre-Existing Company Provisions

Under the Business Corporations Act (British Columbia) ("BCA"), every "pre-existing company' remains subject to certain "Pre-existing Company Provisions" contained in the Company Act (British Columbia) ("BCCA") unless such provisions are removed with the approval of the shareholders by way of special resolution. Such Pre-existing Company Provisions include the following provisions relevant to the Company:

- The majority required to pass a special resolution is three-quarters of those votes cast at a properly constituted meeting of shareholders. Under the BCA a special resolution may be passed with a minimum two-thirds vote; and

- A repurchase or redemption of shares can only be offered pro-rata to all shareholders. This provision has been removed under the BCA.

In order to take full advantage of the flexibility offered by the BCA, the board of directors of the Company proposes to remove the Pre-existing Company Provisions in connection with the adoption by the Company of a new form of Articles that incorporates provisions permitted under the BCA. The removal of the Pre-existing Company Provisions requires the affirmative vote of not less than three-quarters of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy. Accordingly, the Company's shareholders will be asked to consider and, if deemed advisable to pass, with or without amendment, the following special resolution:

"Resolved, as a special resolution, that:

(1) the Pre-Existing Company Provisions set forth in Part 16 of the Regulations to the Business Corporations Act (British Columbia) be removed and no longer be applied to the Company;

(2) the President or any one director of the Company be authorized to instruct its agents to file a notice of Alteration to a Notice of Articles with the Registrar of Companies along with all other necessary documents and take such further action that may be necessary to effect the amendment;

(3) the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company's record office; and

(4) the directors of the Company be authorized at any time in its absolute discretion, to determine whether or not to proceed with the above resolution without further approval, ratification or confirmation by the shareholders."

The Board of Directors recommends that shareholders vote in favour of the special resolution. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the special resolution. The above special resolutions, if passed, will become effective immediately upon the filing of a Notice of Alteration with the Registrar of Companies.

B.  Adoption of New Articles

The Articles of a company, among other things, set out rules for the conduct of its business and affairs. For the enactment of the BCA, it is desirable to update the Company's Articles (the "New Articles").

The New Articles in their proposed amended form are available for inspection during regular business hours for the period before the Meeting at the Company's registered and records office at Suite 1500 - 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7. They are also described in this Information Circular. The amendments principally reflect the provisions of the BCA that modernize British Columbia corporate legislation. The New Articles do not include a number of provisions in the existing Articles that are now covered by the BCA to avoid the possibility of conflict or the possibility of having to comply both with the statutory provision and a corresponding but different provision in the Articles and include the use of the new terminology adopted under the BCA. For example, "members" are now "shareholders" and "register of members" is now "central securities register" under the BCA. Most of these terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend or are largely housekeeping matters.

Set out below is a discussion of certain changes proposed under the New Articles. These proposed changes include substantive changes and changes that are simply a result of changes under the BCA.

     Borrowing Powers

Under the existing Articles, the Company may borrow money, issue bonds, debentures and other debt obligations and mortgage, charge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). Under the BCA, companies are now also permitted, without restriction (other than general corporate governance principles), to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the New Articles provide that the Company may guarantee the repayment of money by any other person or the performance of any obligation of any other person. Management believes that it is in the best interests of the Company to allow for such guarantees to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interests of the Company.

     Share Certificates

Under the existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company held. Under the BCA, a shareholder is now entitled to a share certificate representing the number of shares of the Company held or a written acknowledgement of the shareholder's right to obtain such a share certificate. As a result, the New Articles provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transmissions.

     Indemnity Provisions

Under the BCCA, the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The existing Articles provided for the Company to indemnify directors, subject to the provisions of the Former Act. Under the BCA, the Company is now permitted (and is, in some circumstances, required) to indemnify a past or present director or officer of the Company or an associated corporation without obtaining prior court approval in respect of an "eligible proceeding". An "eligible proceeding" includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the BCA, the Company will be prohibited from paying an indemnity if:

  (a) the party did not act honestly and in good faith with a view to the best interests of the Company;

  (b) the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

  (c) the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles propose to require the Company to indemnify directors, officers and other persons, subject to the limits imposed under the BCA. Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers and others, subject to the limits and conditions of the BCA in order to attract the best possible individuals to act.

     Amendment of Articles and Notice of Articles re Share Capital

The new Articles provide that the general authority required to amend all provisions of the Company's Articles and the Notice of Articles relating to the authorized share structure and the attachment of special rights and restrictions thereto including any changes therein is a resolution of the directors. The default provision under the BCA would be a special resolution. If the amendment prejudices or interferes with the rights or special rights attached to any class of issued shares, by the provisions of the BCA, the consent of the holders of that class of shares by a special separate resolution is also required. Under the New Articles, a special separate resolution, will be required for passage of a majority of two-thirds rather than three-quarters of the votes cast.

     Shareholders' Meetings

In addition to reflecting the present notice and other provisions of the BCA relating to shareholders' meetings, the New Articles provide that shareholders' meetings may be held at such place as is determined by the directors.

     Officers

Under the existing Articles, the Company was required to have at least a President and Secretary as officers, and separate individuals were required to hold those positions. In addition, the Chairman and President were required to be directors. However, under the BCA, those requirements no longer exist, and as a result, it is proposed that the New Articles remove these requirements leaving the Company free to continue or discontinue these practices. Management and the board of directors believe that by removing these restrictions the Company will have increased flexibility in meeting its corporate governance obligations.

Disclosure of Interest of Directors

Under the BCA, the provisions relating to the disclosure of interest by directors have been revised and updated. As directors of the Company are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions contained in the BCCA and refer to the provisions contained in the BCA.

Accordingly, shareholders will be asked to approve the following special resolution in order to adopt the New Articles for the Company:

"Resolved, as a special resolution, that the Company adopt a new form of Articles in compliance with the Business Corporations Act (British Columbia)."

The Board of Directors recommends that shareholders vote in favour of the special resolution. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the special resolution. The above special resolution, if passed, will become effective immediately upon the special resolution being received for deposit at the records office of the Company and filed with the Registrar of Companies.

                               ADDITIONAL INFORMATION

Additional information relating to the Company is on www.Sedar.com. Financial information is provided in the Company's comparative financial statements and management discussion and analysis for its most recently completed financial year. The Company will provide to any person or company, upon request to Laura Santos, Secretary of the Company, one copy of any of the following documents:

(a) the comparative financial statements of the Company filed with the applicable securities regulatory authorities for the Company's most recently completed financial year in respect to for which such financial statements have been issued, together with the report of the auditor, related management's discussion and analysis and any interim financial statements of the Company filed with the applicable securities regulatory authorities subsequent o the filing of the annual financial statements; and

(b) the information circular of the Company filed with the applicable securities regulatory authorities in respect of the most recent annual meeting of shareholders of the Company which involved the election of directors.

Copies of the above documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document. The foregoing documents are also available on Sedar at www.Sedar.com.

                            OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company.

Dated at Vancouver, British Columbia, this 19th day of May, 2005.

BY ORDER OF THE BOARD

/s/  Robert Andrew Kingston

Robert Andrew Kingston
President and Chief Executive Officer

                     DynaMotive Energy Systems Corporation
                      FINANCIAL STATEMENTS request FORM

Cusip No. 267924108
Code:  DYMQ

National Instruments 51-102 and 54-101 of the Canadian Securities
Administrators provide both registered holders and beneficial owners of a company's securities with the opportunity to elect annually to receive a copy of a company's interim financial statements and the corresponding management discussion and analysis ("MD&A") of those statements.

If you wish to receive printed copies of the quarterly interim financial statements and corresponding interim MD&A to those statements for 2005 for DynaMotive Energy Systems Corporation (the "Company"), please complete this form and return it to:

                    Attention:  Stock Transfer Department
                     Computershare Trust Company of Canada
                         100 University Avenue
                                9th Floor
                       Toronto, Ontario, M5J 2Y1

You will not receive copies of any interim financial statements from the Company for the ensuing year if you do not complete and return this form.

Copies of the Company's previously issued and current annual and quarterly financial statements and related MD&A are available to shareholders and to the public on the SEDAR website at www.sedar.com.

I confirm that I am a shareholder of the Company.

DATED:                 2005.   ----------------------------------------------
      ----------------,        Signature

                               ----------------------------------------------
                               Name of Registered/Non-Registered Shareholder
                               - Please Print

                               ----------------------------------------------
                               Address

                               ----------------------------------------------
                               Postal Code

                               ----------------------------------------------
                               Fax Number

                               ----------------------------------------------
                               Name and title of person signing if different from name above.



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